UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               SOLAR GROUP, INC.
                 (Name of Small Business Issuer in its Charter)

            Nevada                                          85-0290243
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

     5135 Golf Road                                 Skokie, Illinois 60077
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number, (847) 853-1000

Securities to be registered under Section 12(b) of the Act:

          Title of each class             Name of each exchange on which
          to be so registered               each class to be registered

          ___________________             _______________________________

          ___________________             _______________________________


Securities to be registered under Section 12(g) of the Act:


                                  Common Stock
                                (Title of class)



                     ______________________________________
                                (Title of class)


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               SOLAR GROUP, INC. NOTES TO THE FINANCIAL STATEMENTS
               (UNAUDITED) FOR SIX MONTHS ENDED DECEMBER 31, 1999


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - SOLAR Group, Inc was incorporated under the laws of the State of Nevada in February 1984, as a subsidiary of Solar Age Manufacturing Corp. In August 1984, Solar Age Manufacturing Corp. and its subsidiaries were merged into Solar Age Industries, Inc. The companies principle business activity was the manufacture and sale of solar air and water heating devices. As of January 1,1986, the federal energy credits and most state credits expired which severely impacted on the company's ability to market its solar products, resulting in a substantial loss to the company for the first two calender quarters of 1986. The Company attempted to diversify into the manufacture of greenhouses, but because of the continuing, substantial financial losses sustained by the Company, it was forced to file a Chapter 11 petition under the Bankruptcy Code in the United States Bankruptcy Court, District of New Mexico. In late 1987, the company filed its plan of reorganization which was approved by the Bankruptcy Court. Following distribution to the creditors under the terms of the plan and consummation of the plan, the bankruptcy case was subsequently closed. Although the Company continued to market its greenhouse products while in bankruptcy and thereafter, the Company never attained commercial success for its products and, subsequently, ceased operations.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Estimates also affect the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

BASIS OF PRESENTATION - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During six monts ended December 31, 1999 the Company incurred net losses of $6,531. As of December 31, 1999 , the Company's losses accumulated from inception totaled $1,684,404. These factors, among others, raise substantial doubt that the Company may be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's

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ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The estimated fair value of financial instruments is not presented because, in Management's opinion, there is no material difference between carrying amounts and estimated fair values of financial instruments as presented in the accompanying balance sheet.

CASH AND CASH EQUIVALENTS - All highly-liquid debt instruments purchased with maturities of three months or less have been considered cash equivalents.

INCOME TAXES - The Company recognizes the amount of income taxes payable or refundable for the current year and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement amounts of certain assets and liabilities and their respective tax bases. Deferred tax assets and deferred liabilities are measured using enacted tax rates expected to apply to taxable income in the years those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent that uncertainty exists as to whether the deferred tax assets will ultimately be realized.

BASIC LOSS PER COMMON SHARE - Loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period.

NOTE 2 NOTES PAYABLE

Notes payable at December 31, 1999, consisted of the following:

Notes payable to investors, bearing interest at 9.5%; unsecured;
     due February, 2000                                                $ 128,000

Note payable to officer bearing interest at 9.5%; unsecured;
     due February, 2000                                                $   6,000

     TOTAL                                                             $ 134,000

NOTE 3 RELATED PARTY TRANSACTIONS

As described in Note 2, the company borrowed $128,000 from investors during the year ended June 30, 1999 at an annual interest rate of 9.5%. The amounts are due February 2000. As of December 31, 1999, the Company had not made any payments. The Company also borrowed $6,000 from its chief executive officer at an annual interest rate of 9.5%. This amount is also due February 2000.

The Company maintained no bank accounts during six months ended December 31, 1999. Deposits were made into and expenses disbursed from an account controlled by a related party. As of December 31, 1999, this related party held $101 belonging to the Company.